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                                                                               FLEXI-VAN LEASING, INC.
                                                                                     251 Monroe Avenue
                                                                             Kenilworth, NJ 07033-1106
                                                                                        (908) 276-8000
[LOGO]                                                                             FAX: (908) 276-7666
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                                                                   June 28, 2000



Dear Castle & Cooke, Inc. Shareholder,


    On June 22, 2000, Castle Acquisition Company, Inc., an indirect wholly-owned subsidiary of Flexi-Van Leasing, Inc. ("FLX"), announced an increase in the offering price for all outstanding shares of common stock of Castle & Cooke, Inc. not already owned by FLX and its affiliates, from $18.50 to $19.25 per share, in cash.


    This increase relates to the tentative settlement of the class action lawsuits filed against FLX and related parties challenging the original offer. The settlement provides for a new offer price of $19.25, which represents a 59% premium over the closing market price of Castle & Cooke, Inc.'s common stock on March 29, 2000, the last full trading day prior to the initial public announcement of the offer. The settlement is not yet final and remains subject to court approval. It is expected that the settlement will receive preliminary approval by July 6, 2000, the date that the tender offer is scheduled to expire.



    The Special Committee of independent directors of Castle & Cooke, Inc., which is comprised solely of directors who have no position with or financial interest in FLX or its affiliates, have unanimously concluded that the increased offer price of $19.25 is fair to the shareholders of Castle & Cooke, Inc., other than to FLX or its affiliates.



    Details of the revised offer and settlement are contained in the enclosed First Supplement, dated June 28, 2000, to Offer to Purchase dated May 31, 2000, the GREY Letter of Transmittal and the related instructions. We encourage you to read the enclosed material, together with the original Offer to Purchase dated May 31, 2000, before making any decisions with respect to the revised offer.


    If you have any questions concerning the offer and how to participate, or if you need additional documents, please call Georgeson Shareholder Communications Inc. at (800) 223-2064 (toll free) in the United States or at (212) 440-9800 (collect) elsewhere.

                                          Sincerely,

                                          [/S/ DAVID H. MURDOCK]

                                          David H. Murdock
                                          Chairman of the Board of Directors and
                                          Chief Executive Officer